UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Rent-A-Center, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76009N 10 0

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue
Los Angeles, CA 90071
(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76 009N 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 13 to Schedule 13D supplements and amends the following items of the Statement on Schedule 13D of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Apollo Advisors IV, L.P. (collectively, the “Reporting Persons”) originally filed on August 17, 1998, Amendment No. 1 filed on August 27, 1998, Amendment No. 2 filed on October 8, 2001, Amendment No. 3 filed on May 14, 2002, Amendment No. 4 filed on June 3, 2002, Amendment No. 5 filed on August 6, 2002, Amendment No. 6 filed on April 30, 2003, Amendment No. 7 filed on June 11, 2003, Amendment No. 8 filed on July 2, 2003, Amendment No. 9 filed on July 11, 2003, Amendment No. 10 filed on November 12, 2003, Amendment No. 11 filed on March 3, 2004 and Amendment No. 12 filed on November 22, 2004 with respect to the shares of common stock, par value $.01 per share (the “Common Stock”), of Rent-A-Center, Inc. (“Rent-A-Center” or the “Issuer”).

Responses to each item of this Schedule, as applicable, are incorporated by reference into the response to each other item.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

On May 31, 2005, AIFIV and Overseas IV sold an aggregate of 7,218,571 shares of Common Stock pursuant to an underwritten offering as discussed in the registration statement on Form S-3 (File No. 333-116684) filed by the Issuer with the Securities and Exchange Commission on June 21, 2004, as amended, and the supplemental prospectus dated May 25, 2005, as filed with the Securities and Exchange Commission on May 26, 2005.  Following such sale, AIFIV and Overseas IV no longer hold any shares of Common Stock of the Issuer.

(a) See the information contained on the cover pages to this Amendment No. 13 to Schedule 13D which is incorporated herein by reference.
(b) See the information contained on the cover pages to this Amendment No. 13 to Schedule 13D which is incorporated herein by reference.

(c)  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 13 to Schedule 13D.

(d) Not applicable.
(e) May 31, 2005.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented as follows:

On May 25, 2005, AIFIV and Overseas IV (collectively, “Apollo”), entered into an Underwriting Agreement with Lehman Brothers Inc. (the “Underwriter”) and the Issuer for the sale by Apollo of an aggregate of 7,218,571 shares of Common Stock.  Closing of the sale occurred on May 31, 2005.  See the Form of Underwriting Agreement, which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K as filed by the Issuer on May 27, 2005)..

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 31, 2005	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Patricia M. Navs
Patricia M. Navis
Vice President

Date:	May 31, 2005	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	May 31, 2005	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President